Exhibit 3.1

AMENDMENT NO. 1 TO
AMENDED AND RESTATED BY-LAWS
OF
YIELD10 BIOSCIENCE, INC.
Article VI of the Amended and Restated By-laws of Yield10 Bioscience, Inc. is hereby amended to add Section 11 to Article VI as follows:
SECTION 11. Exclusive Forum Provision. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former Director, Officer or other employee of the Corporation, to the Corporation or the Corporation’s stockholders, (c) any action or proceeding asserting a claim against the Corporation or any current or former Director, Officer or other employee of the Corporation arising out of or pursuant to any provision of the DGCL or the Corporation’s Certificate or the By-laws of the Corporation (in each case, as they may be amended from time to time), (d) any action or proceeding to interpret, apply, enforce or determine the validity of the Corporation’s Certificate or the By-laws of the Corporation (including any right, obligation, or remedy thereunder), (e) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (f) any action asserting a claim governed by the internal affairs doctrine against the Corporation or any Director, Officer or other employee of the Corporation, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article VI, Section 11 shall not apply to actions brought to enforce a duty or liability created by the Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VI, Section 11.
Adopted and effective as of September 28, 2021.